UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Offshore Ltd. (the "Company") dated May 15, 2018, announcing the Company's dividend and earnings report for the first quarter of 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: June 6, 2018	By:	/s/ HERBJØRN HANSSON
Herbjørn Hansson
Executive Chairman

Exhibit 1

Nordic American Offshore Ltd. (NYSE:NAO) - 1Q2018 Earnings Report - Dividend important – Improved market conditions

Hamilton, Bermuda, May 15, 2018.

Nordic American Offshore Ltd ("NAO" or the "Company") owns and operates a fleet of 10 Platform Supply Vessels (PSV) each averaging approximately 4,000 DWT and with an average age of about 4 years. The vessels are primarily engaged in the North Sea offshore market.

During 1Q2018, encouraged by improved market conditions, we decided to mobilize the three laid-up vessels and to restore our operational fleet to full capacity. Two of the three vessels are now joining our active fleet. We wish to see a more sustainable market before we activate our last ship which is ready for classification.

We remain moderately optimistic for the North Sea market and we have seen a healthy number of term fixtures in the market place. Having an attractive fleet, with 9 of our 10 vessels fully operational, improved market conditions should allow for immediate improvement in our financial results.

Results for the first quarter 2018 came in lower compared with fourth quarter 2017. The Net Operating Loss was -$8.4m for 1Q2018 as compared with -$7.1m for 4Q2017 (accounting numbers). The Adjusted Net Operating Result1 was -$4.1m (cash loss) as compared to -$2.8m for 4Q2017.

The basic features of NAO are similar to the business model of the NYSE listed tanker company Nordic American Tankers Limited ("NAT"). NAT holds 16.1% of NAO's common shares. The Executive Chairman of NAO and his immediate family hold 13.4% of NAO's common shares. He is also the Chairman & CEO of NAT.

The Board of Directors of NAO has declared a dividend of $0.01 per share for 1Q2018 to shareholders of record as of May 25, 2018. The payment of the dividend is expected to take place on or about June 8, 2018. Since its establishment in late 2013, NAO has paid dividends for 17 consecutive quarters, totaling $2.68 per share, including the dividend to be paid June 8, 2018.

NAO pursues a conservative financial policy. At the end of 1Q2018, the net debt2 per vessel was $10.9 million.

We concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe operations. As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly.

For further details on our financial position, please see the financial information reported below and this entire release.

Strategy Going Forward

The main elements of NAO's strategy are based on quarterly dividends, low G&A costs and liquidity in the stock. NAO has about 35,000 shareholders.

We seek to achieve a competitive cash yield and Total Return3, a precise measure of value creation.

NAO is committed to protecting its underlying earnings, dividend potential and strong balance sheet. We shall endeavor to safeguard and further strengthen NAO's position in a deliberate, predictable and transparent way.

___________________________
1 Adjusted Net Operating Result represents Net Operating Result before depreciation and non-cash administrative. charges.
2 Net debt is working capital less long term debt divided by 10 vessels.
3 Total Return is defined as stock price plus dividends, assuming dividends are reinvested in the stock.

We encourage investors interested in the offshore sector to consider buying shares in NAO.

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION
	Three Months Ended			Twelve Months Ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017	Dec. 31, 2017
Amounts in USD '000	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net Charter Revenue	2,815	3,006	3,502	16,080
Vessel Operating Costs	(5,720)	(4,751)	(5,497)	(20,454)
General and Administrative Costs	(1,169)	(1,030)	(1,225)	(4,222)
Depreciation Cost	(4,261)	(4,307)	(4,226)	(17,472)
Operating Costs	(11,150)	(10,088)	(10,947)	(42,148)
Net Operating Loss	(8,335)	(7,083)	(7,445)	(26,068)
Interest Income	88	91	26	298
Interest Costs	(1,367)	(1,287)	(1,139)	(4,880)
Other Financial Income (Costs)	122	(90)	97	327
Total Other Costs	(1,157)	(1,287)	(1,016)	(4,255)
Income taxes	0	0	0	997
Net Loss	(9,492)	(8,369)	(8,461)	(29,326)
Basic Loss per Shares	(0.15)	(0.14)	(0.25)	(0.53)
Basic Weighted Average Number of
Common Shares Outstanding	61,986,847	61,986,847	33,633,514	54,995,614
Common Shares Outstanding	61,986,847	61,986,847	61,986,847	61,986,847

1 Reversal of tax accruals

CONSOLIDATED CONDENSED BALANCE SHEETS
Amounts in USD '000	Mar. 31, 2018 (unaudited)		Dec. 31, 2017 (unaudited)

Cash and Cash Equivalents	23,298		31,506
Accounts Receivable, net	2,669		2,096
Prepaid Expenses	1,376		1,274
Inventory	1,588		1,510
Other Current Assets	1,109		690
Total Current Assets	30,040		37,076
Vessels, net	346,862		350,635
Total Non-current Assets	346,862		350,635
Total Assets	376,902		387,711

Accounts Payable	57		317
Accounts Payable, related party	707		728
Other Current Liabilities	1,873		1,764
Total Current Liabilities	2,637		2,809
Long-term Debt	136,641	*	136,552	*
Other Long-term Liabilities	82		77
Total Non-current Liabilities	136,723		136,629
Shareholders' Equity	237,542		248,274
Total Liabilities and Shareholders' Equity	376,902		387,711

* Long-term Debt consist of outstanding amounts on our Credit Facility less unamortized deferred financing cost. Outstanding amounts on our Credit Facility were 137,000, and 137,000 as of March 31, 2018 and December 31, 2017 , respectively.

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW	Three Months Ended	Twelve Months Ended
Amounts in USD '000	Mar. 31, 2018 (unaudited)	Dec. 31, 2017 (unaudited)

Net Cash Provided by (Used in) Operating Activities	(7,053)	(14,032)

Investment in Vessels	0	(830)
Net Cash Used in Investing Activities	0	(830)

Net Proceeds from Issuance of Common Stock	0	48,336
Cash Dividends Paid to Shareholders	(1,240)	(4,933)
Net Cash Provided by Financing Activities	(1,240)	43,403

Net Decrease in Cash and Cash Equivalents	(8,293)	28,541
Effect of exchange rate changes on Cash	85	12
Cash and Cash Equivalents at Beginning of Period	31,506	2,953
Cash and Cash Equivalents at End of Period	23,298	31,506

NORDIC AMERICAN OFFSHORE LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2018 (unaudited)	Dec. 31, 2017 (unaudited)	Mar. 31, 2017 (unaudited)	Dec. 31, 2017 (unaudited)

Net Operating Loss	(8,335)	(7,083)	(7,445)	(26,069)
Depreciation Costs	4,261	4,307	4,226	17,472
Adjusted Net Operating Earnings (Loss) (1)	(4,074)	(2,776)	(3,219)	(8,597)

1) Adjusted Net Operating Earnings (Loss) represents Net Operating Loss before depreciation and non-cash administrative charges. Adjusted Net Operating Earnings (Loss) is included because certain investors use this data to measure a shipping company's financial performance. Adjusted Net Operating Earnings (Loss) is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Gary J. Wolfe
Seward & Kissel LLP
 New York, USA
Tel: +1 212 574 1223

Marianne Lie, Executive Vice Chair
Nordic American Offshore Ltd.
 Tel.: +47 91 64 55 06

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Executive Chairman
Nordic American Offshore Ltd.
Tel: +1 866 805 9504 or +47 90 14 62 91
Web-site: www.nao.bm